UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 001-31799

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd.)
(Translation of Registrant’s Name into English)

#203-409 Granville St, Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]
Form 20-F [X]      Form 40-F [   ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1)]
Yes [   ]   No [X]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7)]
Yes [   ]   No [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities
Exchange Act of 1934]
Yes [   ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_______________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements January 31, 2009

99.2	Management's Discussion and Analysis

99.3	Certification of Annual Filings - CEO

99.4	Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rouge Resources Ltd.

Dated: May 28, 2009	By:	/s/ Darcy Krell
Darcy Krell

	Title:	Secretary and Chief Financial Officer